Law Offices

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12th Floor

734 15th Street, N.W.

Washington, D.C. 20005

Telephone (202) 347-0300

August 10, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Registration Statement on Form S-4
Southern National Bancorp of Virginia, Inc.

Ladies and Gentlemen:

Attached for filing on Southern National Bancorp of Virginia, Inc. (“SNBV”) is a Registration Statement on Form S-4, which is being filed pursuant to the requirements of Regulation S-T. The Form S-4 contains the proxy solicitation materials to be used by 1st Service Bank (“1st Service”) in connection with an upcoming special meeting of shareholders at which shareholders of 1st Service will consider and vote upon an Agreement and Plan of Merger, dated as of July 10, 2006, among SNBV, Sonabank, National Association (“Sonabank”), a wholly owned subsidiary of SNBV, and 1st Service (the “Agreement”), which provides, among other things, the terms and conditions under which 1st Service will merge with and into Sonabank (the “Merger”). The proxy solicitation materials consist of a proxy statement, which also constitutes a prospectus of SNBV for the common stock of SNBV to be issued in the Merger (the “proxy statement/prospectus”) and the form of proxy card to be used by 1st Service to solicit votes on the Agreement and a related proposal.

SNBV has wired to the Securities and Exchange Commission $351.35 in payment of the applicable filing fee.

The following is furnished by way of supplemental information:

•

SNBV is a Virginia corporation headquartered in Charlottesville, Virginia and the bank holding company for Sonabank, a national bank which commenced operations in April 2005. At June 30, 2006, SNBV had total consolidated assets of approximately $145.6 million. SNBV has not previously been subject to, or filed reports under, the Securities Exchange

Securities and Exchange Commission

August 10, 2006

Act of 1934. On August 4, 2006, SNBV filed a registration statement on Form S-1 for the initial public offering of its common stock. Information about SNBV in the proxy statement/prospectus is provided in accordance with Item 14 of the Form S-4.

•	1st Service is a federal savings bank headquartered in Mclean, Virginia. At June 30, 2006, 1st Service had total assets of $124.4 million. 1st Service is not currently subject to, or files reports under, the Securities Exchange Act of 1934. 1st Service is a non-reporting company which qualifies as a small business issuer eligible to use Form SB-1 and, pursuant to General Instruction C.4.c(iii) of Form S-4, in lieu of the requirements of Item 17 of Form S-4, has elected to provide the reduced disclosure about 1st Service in the proxy statement/prospectus as follows: the information required by Items 17(a), 17(b)(1), 17(b)(2), 17(b)(6), 17(b)(7) and 17(b)(8) of Form S-4 and Item 6(a)(3)(i) of Model B of Form 1-A .

If there are any questions or comments regarding the enclosed materials, please contact the undersigned or Timothy B. Matz, at the above-listed number.

As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Gerard L. Hawkins

Gerard L. Hawkins